UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

_________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q1 2017 Results

Item 1

ICL

Where needs take us

Consolidated Financial Statements (Unaudited)

As at March 31, 2017

In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

	March 31, 2017	March 31, 2016	December 31, 2016
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	81	123	87
Short-term investments and deposits	38	89	29
Trade receivables	968	969	966
Inventories	1,248	1,444	1,267
Assets held for sale	122	10	-
Other receivables	247	296	222
Total current assets	2,704	2,931	2,571

Non-current assets
Investments in equity-accounted investees	31	148	153
Financial assets available for sale	240	268	253
Deferred tax assets	144	131	150
Property, plant and equipment	4,349	4,288	4,309
Intangible assets	829	1,219	824
Other non-current assets	336	318	292
Total non-current assets	5,929	6,372	5,981

Total assets	8,633	9,303	8,552

Current liabilities
Short-term credit	590	683	588
Trade payables	695	717	644
Provisions	92	50	83
Other current liabilities	701	655	708
Total current liabilities	2,078	2,105	2,023

Non-current liabilities
Long-term debt and debentures	2,791	2,960	2,796
Deferred tax liabilities	305	296	303
Long-term employee provisions	595	576	576
Provisions	174	129	185
Other non-current liabilities	9	23	10
Total non-current liabilities	3,874	3,984	3,870

Total liabilities	5,952	6,089	5,893

Equity
Total shareholders’ equity	2,603	3,061	2,574
Non-controlling interests	78	153	85
Total equity	2,681	3,214	2,659

Total liabilities and equity	8,633	9,303	8,552

The accompanying notes are an integral part of these condensed consolidated financial statements.

1	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)

(in millions except per share data)

	For the three-month period ended		For the year ended
	March 31, 2017	March 31, 2016	December 31, 2016
	$ millions	$ millions	$ millions
Sales	1,295	1,265	5,363
Cost of sales	937	899	3,703

Gross profit	358	366	1,660

Selling, transport and marketing expenses	180	155	722
General and administrative expenses	66	80	321
Research and development expenses	15	17	73
Other expenses	-	10	618
Other income	(19)	(3)	(71)

Operating income (loss)	116	107	(3)

Finance expenses	91	42	157
Finance income	(77)	(14)	(25)

Finance expenses, net	14	28	132

Share in earnings of equity-accounted investees	1	2	18

Income (loss) before income taxes	103	81	(117)

Income taxes	42	22	55

Net income (loss)	61	59	(172)

Net loss attributable to the non-controlling interests	(7)	(7)	(50)

Net income (loss) attributable to the shareholders of the Company	68	66	(122)

Earnings (loss) per share attributable to
the shareholders of the Company:

Basic earnings (loss) per share (in cents)	5.30	5.20	(10.00)

Diluted earnings (loss) per share (in cents)	5.30	5.20	(10.00)

Weighted-average number of
ordinary shares outstanding:

Basic (in thousands)	1,276,098	1,272,930	1,273,295

Diluted (in thousands)	1,276,975	1,273,499	1,273,295

The accompanying notes are an integral part of these condensed consolidated financial statements.

2	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the three-month period ended		For the year ended
	March 31, 2017	March 31, 2016	December 31, 2016
	$ millions	$ millions	$ millions
Net income (loss)	61	59	(172)

Components of other comprehensive income that will be reclassified subsequently to net income (loss)
Currency translation differences	30	48	(90)
Changes in fair value of derivatives designated as a cash flow hedge	-	(1)	(1)
Changes in fair value of financial assets available for sale	(15)	13	17
Income (loss) tax relating to items that will be reclassified subsequently to net income (loss)	4	(3)	(5)
Total	19	57	(79)

Components of other comprehensive income that will not be reclassified to net income (loss)
Actuarial losses from defined benefit plan	(4)	(19)	(48)
Income tax relating to items that will not be reclassified to net income (loss)	1	6	8
Total	(3)	(13)	(40)

Total comprehensive income (loss)	77	103	(291)

Comprehensive loss attributable to the non-controlling interests	(7)	(7)	(59)

Comprehensive income (loss) attributable to the shareholders of the Company	84	110	(232)

The accompanying notes are an integral part of these condensed consolidated financial statements.

3	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the year ended
	March 31, 2017	March 31, 2016	December 31, 2016
	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income (loss)	61	59	(172)
Adjustments for:
Depreciation and amortization	94	99	406
Revaluation of balances from financial institutions and interest expenses, net	57	29	76
Share in earnings of equity-accounted investees, net	(1)	(2)	(18)
Other capital losses (gains), net	(9)	1	433
Share-based compensation	2	5	15
Deferred tax expenses (income)	13	(5)	(2)
	217	186	738

Change in inventories	28	(57)	70
Change in trade and other receivables	(23)	114	150
Change in trade and other payables	(32)	(36)	(90)
Change in provisions and employee benefits	5	15	98
Net change in operating assets and liabilities	(22)	36	228

Net cash provided by operating activities	195	222	966

Cash flows from investing activities
Investments in shares and proceeds from deposits, net	(10)	(249)	(198)
Purchases of property, plant and equipment and intangible assets	(106)	(187)	(632)
Proceeds from divestiture of subsidiaries	-	17	17
Other	15	(1)	13
Net cash used in investing activities	(101)	(420)	(800)

Cash flows from financing activities
Dividend paid to the company's shareholders	(60)	-	(162)
Receipt of long-term debt	420	400	1,278
Repayment of long-term debt	(425)	(250)	(1,365)
Short-term credit from banks and others, net	(36)	7	14
Other	-	-	(4)
Net cash provided by (used in) financing activities	(101)	157	(239)

Net change in cash and cash equivalents	(7)	(41)	(73)
Cash and cash equivalents as at beginning of the year	87	161	161
Net effect of currency translation on cash and cash equivalents	1	3	(1)
Cash and cash equivalents as at the end of the period	81	123	87

Additional Information

	For the three-month period ended		For the year ended
	March 31, 2017	March 31, 2016	December 31, 2016
	$ millions	$ millions	$ millions
Income taxes paid, net of tax refunds	21	36	84
Interest paid	21	16	112

The accompanying notes are an integral part of these condensed consolidated financial statements.

4	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the three-month period ended March 31, 2017

Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659

Share-based compensation	-	-	-	2	-	-	2	-	2
Dividends	-	-	-	-	-	(57)	(57)	-	(57)
Comprehensive income (loss)	-	-	30	(11)	-	65	84	(7)	77

Balance as at March 31, 2017	544	174	(451)	70	(260)	2,526	2,603	78	2,681

The accompanying notes are an integral part of these condensed consolidated financial statements.

5	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the three-month period ended March 31, 2016

Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	-	1	-	4	-	-	5	-	5
Dividends	-	-	-	-	-	(67)	(67)	-	(67)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Comprehensive income (loss)	-	-	48	9	-	53	110	(7)	103

Balance as at March 31, 2016	544	150	(352)	91	(260)	2,888	3,061	153	3,214

The accompanying notes are an integral part of these condensed consolidated financial statements.

6	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the year ended December 31, 2016
Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	- *	25	-	(10)	-	-	15	-	15
Dividends	-	-	-	-	-	(222)	(222)	(4)	(226)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive loss	-	-	(81)	11	-	(162)	(232)	(59)	(291)

Balance as at December 31, 2016	544	174	(481)	79	(260)	2,518	2,574	85	2,659

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

7	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2017 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – the Company or ICL), is a leading global specialty minerals group that operates a unique, integrated business model.

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs in three primary markets: agriculture, food and engineered materials, by utilizing a unique, integrated business model.

The agricultural products produced by ICL help to feed the world’s growing population. The potash and phosphates ICL mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. ICL’s bromine-based and phosphorous-based applications allow the safe and widespread use of a variety of products and materials, help to create energy that is more efficient and environmentally friendly and prevent the spread of forest fires. The food additives that ICL produces enable greater access to more varied and higher quality food.

ICL is a company domiciled and incorporated in Israel, the shares of which are traded on the Tel-Aviv Stock Exchange in Israel and on the New York Stock Exchange (“NYSE”) in the United States. The Company’s main shareholder is Israel Corporation Ltd.

Note 2 – Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F as at and for the year ended December 31, 2016 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

8	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2017 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments:

ICL is a leading global specialty minerals company that operates a unique integrated business model. The Company operates via two segments: the Essential Minerals Segment and the Specialty Solutions Segment, which constitute the Company’s strategic business segments.

Essential Minerals Segment – This segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and, since January 2017, also ICL Specialty Fertilizers. The comparative data has been restated in order to reflect the change. The segment targets the Agro market and focuses on efficiency, process innovation and operational excellence, in order to improve the competitive position.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. The Company also mines and produces polysulphate (also known as polyhalite) in a subterranean mine in the UK. The magnesium business markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe. Furthermore, ICL Phosphate manufactures phosphate-based food additives for livestock in Turkey. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces specialty fertilizers (e.g., water soluble) in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain and controlled-release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

Specialty Solutions Segment – This segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous flame retardants and additional phosphorus-based products.

9	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2017 (Unaudited)

Note 3 - Operating Segments (cont’d)

A.	General (cont’d)

1. Information on operating segments: (cont'd)

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids, specialty phosphates and specialty minerals for various applications in a large number of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification, de-icing, nutrition, pharma, specialty steel, fuel additives and rubber. The diverse products and market base supports and is consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. The product line of ICL Advanced Additives is further comprised of processed potassium, calcium and magnesium products used in the pharma, specialty steel, oil drilling, and oil additives industries, along with de-icing and other applications.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked-goods markets. In addition, the business line produces milk proteins and whey proteins for the food ingredient industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany and Austria, which mainly process phosphates, milk and spices, and runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenues, expenses and results include inter-segment transfers, which are priced based on transaction prices in the ordinary course of business. These transfers are eliminated as part of consolidation of the financial statements. The segment income is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

10	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2017 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

	Specialty Solutions Segment	Essential Minerals Segment	Other activities	Eliminations	Consolidated
	$ millions
For the three-month period ended March 31, 2017

Sales to external parties	599	686	10	-	1,295
Inter-segment sales	14	48	1	(63)	-
Total sales	613	734	11	(63)	1,295

Operating income attributed to segments	115	66	-		181
General and administrative expenses					(66)
Other unallocated expenses and intercompany eliminations					1
Operating income					116

Financing expenses, net					(14)
Share in earnings of equity-accounted investee					1
Income before taxes on income					103

Capital expenditures	12	99	-		111
Capital expenditures not allocated					1
Total capital expenditures					112

Depreciation and amortization	28	65	1		94
Depreciation and amortization not allocated					- *
Total depreciation and amortization					94

* Less than $1 million.

11	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2017 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

	Specialty Solutions Segment	Essential Minerals Segment	Other activities	Eliminations	Consolidated
	$ millions
For the three-month period ended March 31, 2016

Sales to external parties	570	670	25	-	1,265
Inter-segment sales	14	53	-	(67)	-
Total sales	584	723	25	(67)	1,265

Operating income attributed to segments	106	93	2		201
General and administrative expenses					(80)
Other unallocated expenses and intercompany eliminations					(14)
Operating income					107

Financing expenses, net					(28)
Share in earnings of equity-accounted investee					2
Income before taxes on income					81

Capital expenditures	25	123	1		149
Capital expenditures not allocated					14
Total capital expenditures					163

Depreciation and amortization	26	73	-		99
Depreciation and amortization not allocated					- *
Total depreciation and amortization					99

* Less than $1 million.

12	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2017 (Unaudited)

Note 3 - Operating Segment (cont’d)

B. Operating segment data (cont'd)

	Specialty Solutions Segment	Essential Minerals Segment	Other activities	Eliminations	Consolidated
	$ millions
For the year ended December 31, 2016

Sales to external parties	2,493	2,811	59	-	5,363
Inter-segment sales	60	225	-	(285)	-
Total sales	2,553	3,036	59	(285)	5,363

Operating income attributed to segments	534	398	5		937
General and administrative expenses					(321)
Other unallocated expenses and intercompany eliminations					(619)
Operating loss					(3)

Financing expenses, net					(132)
Share in earnings of equity-accounted investee					18
Loss before taxes on income					(117)

Capital expenditures	95	497	1		593
Capital expenditures not allocated					59
Total capital expenditures					652

Depreciation and amortization	106	292	3		401
Depreciation and amortization not allocated					5
Total depreciation and amortization					406

13	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2017 (Unaudited)

Note 3 - Operating Segment (cont'd)

C. Sales by Business Lines

	1-3/2017		1-3/2016		2016
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Specialty Solutions Segment
Industrial Products	266	21	224	18	953	18
Advanced Additives	213	16	208	16	966	18
Food Specialties	138	11	162	13	659	12
	617	48	594	47	2,578	48
Essential Minerals Segment
Phosphate	292	22	299	23	1,163	22
Potash & Magnesium	283	22	273	22	1,338	25
Specialty Fertilizers	192	15	188	15	661	12
	767	59	760	60	3,162	59
Other and setoffs	(89)	(7)	(89)	(7)	(377)	(7)
Total	1,295	100	1,265	100	5,363	100

D. Sales by Geographical Regions

	1-3/2017		1-3/2016		2016
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Europe	534	41	559	44	1,863	35
North America	294	23	267	21	1,141	21
Asia	282	22	239	19	1,275	24
South America	98	8	92	7	588	11
Rest of the world	87	6	108	9	496	9
Total	1,295	100	1,265	100	5,363	100

E. Sales by Main Countries

	1-3/2017		1-3/2016		2016
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	276	21	253	20	1,070	20
China	145	11	108	9	669	13
Germany	98	8	112	9	392	7
United Kingdom	89	7	98	8	306	6
Spain	79	6	75	6	258	5
Brazil	77	6	77	6	521	10
France	71	5	71	6	226	4
Israel	52	4	53	4	237	4
Italy	40	3	40	3	122	2
India	37	3	26	2	199	4
All other	331	26	352	27	1,363	25
Total	1,295	100	1,265	100	5,363	100

14	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2017 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the book value and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

	March 31, 2017		March 31, 2016		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest	285	298	385	408	293	306

Debentures bearing fixed interest
Marketable	1,232	1,236	802	807	1,201	1,201
Non-marketable	278	279	278	291	281	283
	1,795	1,813	1,465	1,506	1,775	1,790

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

Levels definitions:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments.

Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.

Level 3: Inputs that are not based on observable market data.

	March 31, 2017
	Level 2	Level 3	Total
	$ millions	$ millions	$ millions

Financial assets available for sale (1)	-	240	240
Derivatives used for economic hedging, net	51	-	51
	51	240	291

	March 31, 2016
	Level 1	Level 2	Level 3	Total
	$ millions	$ millions	$ millions	$ millions

Securities held for trading purposes	26	-	-	26
Financial assets available for sale (1)	-	-	268	268
Derivatives used for economic hedging, net	-	(11)	-	(11)
	26	(11)	268	283

15	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2017 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

B. Fair value hierarchy (cont'd)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	$ millions	$ millions	$ millions	$ millions

Securities held for trading purposes	10	-	-	10
Financial assets available for sale (1)	-	-	253	253
Derivatives used for economic hedging, net	-	7	-	7
	10	7	253	270

(1)	Investment in 15% of the share capital of YTH, which is subject to a three-year lock-up period as required by Chinese law. Measurement of the fair value of the discount rate in respect of the lock-up period was calculated by use of the Finnerty 2012 Model and is based on an estimate of the period in which the restriction on marketability applies and a standard deviation of the yield on a YTH share in this period. The impact stemming from a possible and reasonable change in these data items, which are not observed, is not material.

Note 5 - Dividend

Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
November 22, 2016	January 4, 2017	60	0.04701
February 14, 2017	April 4, 2017	57	0.04400
May 9, 2017 (after the date of the report)*	June 20, 2017	34	0.02600

(*) The dividend will be distributed on June 20, 2017, with a record date for eligibility for the dividend of June 6, 2017.

Note 6 – Provisions, Contingencies and Other Matters

1.	On March 31, 2017, following a claim filed by Great Lakes Chemicals, a subsidiary of Chemtura Corporation (hereinafter – "Great Lakes"), as part of a "confidential" legal proceeding against Dead Sea Bromine Company Ltd. (hereinafter – "DSB"), alleging breach of an agreement from 2003 covering supply and sale of bromine and downstream bromine products, the parties submitted a joint pre-trial statement to the U.S. District Court for the Southern District of New York. As part of the above-mentioned statement, Great Lakes is claiming alleged damages, in an amount of about $28 million, and is requesting issuance of a declaratory order enforcing the agreement from 2003. On the other hand, as part of the above pre-trial statement, DSB rejects the damages claimed, including any related responsibility or obligation. In light of the early stage of the proceeding it is difficult to predict the ultimate outcome of the claim. Nonetheless, in the Company's estimation, the chances that Great Lakes’ alleged claims will be rejected exceed the chances that they will be accepted.

2.	Further to Note 20 to the Annual Financial Statements, in April 2017, the National Council for Planning and Building approved amendments to the National Outline Plan (NOP) 14B, which includes Barir field and transferred the plan for government approval.

In addition, in March 2017, the Supreme Court sitting as the High Court of Justice rejected the petition of residents of Arad against the policy document of the National Council for Planning and Building regarding the mining plan in Barir field.

16	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2017 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)

3.	On March 23, 2017, Fitch Ratings lowered the Company’s international corporate credit rating to BBB– with a stable rating outlook. Fitch’s above-mentioned rating also applies to the Company’s debentures. According to the Company’s estimate, the impact of the said rating reduction on its financial expenses, if any, will be negligible.

4.	Following advanced negotiations held by the Company in March 2017 regarding sale of its holdings in IDE, constituting 50% of IDE’s share capital, in the financial statements as at March 31, 2017, the Company reclassified the amount of about $122 million as "assets held for sale".

5.	Further to Note 25 to the Annual Financial Statements, subsequent to the date of the report, the Company received a short-term loan of $110 million from its controlling shareholder, Israel Corporation Ltd. The loan was granted for a period of up to six months and bears weighted interest at the annual rate of 1.62%.

17	Israel Chemicals Limited Quarterly Report

Where needs take us

ICL

Operating and Financial Review

March 31, 2017

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate’”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward-looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward- looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or governmental obligations; construction of a canal between the Red Sea and Dead Sea; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to recruit or maintain key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine based products and other industrial products; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror; and other risk factors discussed under ”Item 3. Key Information—D. Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S Securities and Exchange Commission on March 16, 2017.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

19	Israel Chemicals Limited Q1 2017 Results

Performance Overview

Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in three attractive end-markets: agriculture, food and engineered materials. Our operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment. The Essential Minerals Segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and ICL Specialty Fertilizers. The Specialty Solutions Segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

Operational Segments

Our operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment.

Essential Minerals Segment – This segment targets the Agro markets and focuses on efficiency, process innovation and operational excellence, in order to improve its competitive position. The segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and, since January 2017, also ICL Specialty Fertilizers. Management believes that operating ICL Specialty Fertilizers as part of the Essential Minerals segment is expected to create synergies given the homogenous business and customer bases of the segment’s three business lines. Furthermore, the transfer expands the segment’s portfolio to include a broader range of commodity, specialty and semi-specialty products. As a result, the comparative data has been restated in order to reflect the mentioned above change.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. The Company also mines and produces polysulphate (also known as polyhalite) in a subterranean mine in the UK. The magnesium business markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. In addition, ICL Phosphate produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel, China and Europe. Furthermore, ICL Phosphate manufactures phosphate-based food additives for livestock in Turkey. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

ICL Specialty Fertilizers – ICL Specialty Fertilizers produces specialty fertilizers (e.g., water soluble) in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled-release fertilizers in the Netherlands and the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

20	Israel Chemicals Limited Q1 2017 Results

Specialty Solutions Segment – This segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence. The segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous flame retardants and additional phosphorus-based products.

ICL Advanced Additives – ICL Advanced Additives primarily develops, produces, markets and sells a broad range of acids, specialty phosphates and specialty minerals for various applications in a large number of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification, de-icing, nutrition, pharma, specialty steel, fuel additives and rubber. The diverse products and market base supports and is consistent with the Company’s strategy of increasing production of downstream products with higher added value. ICL Advanced Additives purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. The product line of ICL Advanced Additives is further comprised of processed potassium, calcium and magnesium products used in the pharma, specialty steel, oil drilling, and oil additives industries, along with de-icing and other applications.

ICL Food Specialties – ICL Food Specialties is a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked goods markets. In addition, the business line produces milk proteins and whey proteins for the food ingredient industry and provides blended, integrated solutions based on dairy proteins and phosphate additives. The business line operates primary production locations in Germany and Austria, which mainly process phosphates, milk and spices, and runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia, enabling the production of "customer specific" solutions that meet the requirements of the local market.

21	Israel Chemicals Limited Q1 2017 Results

Financial Figures and Non-GAAP Financial Measures

	1-3/2017		1-3/2016		2016
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,295	-	1,265	-	5,363	-
Gross profit	358	28	366	29	1,660	31
Operating income (loss)	116	9	107	8	(3)	-
Adjusted operating income	116	9	115	9	582	11
Net income (loss) - shareholders of the Company	68	5	66	5	(122)	-
Adjusted net income - shareholders of the Company	68	5	85	7	451	8
Adjusted EBITDA (1)	218	17	223	18	1,051	20
Cash flows from operating activities	195	-	222	-	966	-

(1) See “Adjusted EBITDA for the periods of activity" below.

Adjustments to reported operating and net income

	1-3/2017	1-3/2016	2016
	$ millions	$ millions	$ millions
Operating income (loss)	116	107	(3)
Capital loss (1)	-	1	1
Write-down and impairment of assets (2)	-	-	489
Provision for early retirement and dismissal of employees (3)	-	6	39
Provision in respect of prior periods resulting from an arbitration decision (4)	-	-	13
Retroactive electricity charges (5)	-	-	(16)
Provision for legal claims (6)	-	1	8
Provision for historical waste removal (7)	-	-	51
Total adjustments to operating income (loss)	-	8	585
Adjusted operating income	116	115	582
Net income (loss) attributable to the shareholders of the Company	68	66	(122)
Total adjustments to operating income (loss)	-	8	585
Adjustments to finance expenses (8)	-	-	38
Total tax impact of the above operating income & finance expenses adjustments	-	(2)	(81)
Tax assessment and deferred tax adjustments (9)	-	13	36
Adjustments attributable to the non-controlling interests	-	-	(5)
Total adjusted net income - shareholders of the Company	68	85	451

22	Israel Chemicals Limited Q1 2017 Results

(1)	Capital loss from sale of non-core businesses.

(2)	Impairment in value and write down of assets with respect to the write down of assets (including expected closure cost) relating to the global ERP project (Harmonization Project), in the amount of $282 million, write down of assets relating to discontinuance of the activities of Allana Afar in Ethiopia (including expected closure cost), in the amount of $202 million, and impairment in the value of assets of a subsidiary in the United Kingdom, in the amount of $5 million.

(3)	Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan from 2012 in its production facilities throughout the group. In 2016, with respect to the Company’s facilities in Israel at the Bromine companies (see also Q1 2016), the Company’s facilities in the United Kingdom and the Company’s facilities of the joint venture in China (reflected also in the non-controlling interests’ adjustment below).

(4)	Provision in connection with prior periods in respect of royalties arbitration in Israel.

(5)	Reversal of provision in connection with prior periods in respect of costs of management services of the electricity system in DSW and ICL Rotem.

(6)	Provision for legal claims, mainly regarding two claims settled in 2016 related to prior periods. In Q1 2016, stemming from the settlement agreement that ended the class action brought by the farmers in Israel regarding potash prices, and in Q3 2016, stemming mainly from the arbitration award ending the long commercial price dispute with Haifa Chemicals.

(7)	Provision for removal of waste in respect of prior periods. In 2016, purification and removal of historical waste from the potash activities in Spain as a result of decisions made by the Spanish authorities in connection with the plan for treating the salt pile in the Sallent site leading to plan changes mainly related to the water pumping process involved in the salt treatment.

(8)	Interest and linkage expenses in connection with the royalties arbitration and tax assessments in Israel relating to prior periods. $26 million in connection with the royalties arbitration and $12 million relating to a tax assessment in Israel.

(9)	Tax assessments in Israel and Belgium (see also Q1 2016) relating to prior periods.

23	Israel Chemicals Limited Q1 2017 Results

Adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	1-3/2017	1-3/2016	2016
	$ millions	$ millions	$ millions
Net income (loss) attributable to the shareholders of the Company	68	66	(122)
Depreciation and amortization	94	99	401
Financing expenses, net	14	28	132
Taxes on income	42	22	55
Adjustments *	-	8	585
Total adjusted EBITDA	218	223	1,051

* See "Adjustments to reported operating and net income" above.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table above. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table above, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table above which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

24	Israel Chemicals Limited Q1 2017 Results

Consolidated Results of Operations

Results of operations for the period January – March 2017

Sales

Sales analysis	$ millions
Total sales Q1 2016	1,265
Quantity	115
Price	(55)
Exchange rate	(30)
Total sales Q1 2017	1,295

-	Quantity – the increase derives mainly from clear brines solutions in ICL Industrial Products, mainly to North America, from phosphoric acid in ICL Phosphate mainly related to the increase in YPH JV, and an increase in potash quantities sold, mainly to India and the USA.

-	Price – the decrease derives mainly from a decline in the selling prices of phosphate fertilizers and phosphoric acid in ICL Phosphate, together with a decline in the selling prices of acids in ICL Advance Additives and a decline in potash selling prices.

-	Exchange rate – the decrease stems mainly from the devaluation of the euro and the Chinese yuan against the dollar.

The following table sets forth sales by geographical regions based on the location of the customer:

	1-3/2017		1-3/2016
	$ millions	% of sales	$ millions	% of sales

Europe	534	41	559	44
North America	294	23	267	21
Asia	282	22	239	19
South America	98	8	92	7
Rest of the world	87	6	108	9
Total	1,295	100	1,265	100

The breakdown of the sales in the first quarter of 2017 shows a decrease in sales to Europe, stemming mainly from a decline in the selling prices of potash and phosphate products together with a decline in the quantities of phosphate rock sold. This decrease was partly offset by an increase in sales of ICL Industrial Products. The increase in sales to North America stems mainly from an increase in the quantities of potash and clear brines solutions sold, partly offset by a decrease in sales due to divestiture of non-core businesses last year. The increase in sales to Asia stems mainly from an increase in quantities sold of potash, phosphoric acid, bromine-based flame retardants and specialty agriculture products. The increase in sales to South America stems mainly from an increase in the quantities of phosphate fertilizers sold, partly offset by a decrease in potash quantities sold.

25	Israel Chemicals Limited Q1 2017 Results

Operating expenses

Operating expenses analysis	$ millions
Total operating expenses Q1 2016	1,158
Quantity	75
Exchange rate	(20)
Raw materials	(25)
Energy	-
Transportation	20
Other	(29)
Total operating expenses Q1 2017	1,179

-	Quantity – the increase in quantities-related costs derives mainly from the increased quantities sold, mainly in ICL Phosphate and ICL Industrial Products.

-	Exchange rate – the decrease stems mainly from the devaluation of the euro and the pound against the dollar, partly offset by the upward revaluation of the Israeli shekel against the dollar.

-	Raw materials – the decrease stems mainly from a decline in sulfur prices (used in ICL Phosphate and ICL Advanced Additives products) and a decline in commodity fertilizers prices (used in ICL Specialty Fertilizers).

-	Transportation – the increase stems mainly from an increase in transportation prices and from the increase in quantities sold.

-	Other – the decrease stems mainly from a capital gain due to the sale of an office building and insurance income in Israel, together with early retirement expenses recorded in the corresponding quarter last year. This decrease was partly offset by higher royalties expenses and write-down of inventories.

26	Israel Chemicals Limited Q1 2017 Results

Financing expenses, net

The net financing expenses in the first quarter of 2017 amounted to $14 million, compared with $28 million in the corresponding quarter last year – a decrease of $14 million. The decrease includes a decline of about $16 million deriving mainly from an increase of the income in respect of the fair value of foreign currency hedging transactions, energy and marine shipping, net, partly offset by revaluation of the net liabilities, and a decrease in the interest expenses due to a decrease in the short term and long term debt. On the other hand, there was an increase in the financing expenses, in the amount of about $2 million stemming mainly from exchange rate differences relating to provisions for employee benefits.

Tax expenses

The tax expenses in the first quarter of 2017 amounted to $42 million, compared with tax expenses of $22 million in the corresponding quarter last year. The reported tax expenses in the current quarter were impacted mainly from tax expenses due to differences in the measurement base for tax purposes and the measurement base thereof for financial reporting purposes as a result of the strengthening of the Israeli shekel against the dollar. The effective tax rate, without the impact of the above-mentioned differences, is about 29%, compared with an effective tax rate of about 24%, in the corresponding quarter last year. The increase in the effective tax rate stems mainly from application of the Israeli Natural Resources Tax to the bromine and potash activities in Israel.

27	Israel Chemicals Limited Q1 2017 Results

Segment Information

Segment revenues, expenses and results include inter-segment transfers, which are priced based on transaction prices in the ordinary course of business. These transfers are eliminated as part of consolidation of the financial statements. The segment income is measured based on the operating income, without certain expenses that are not allocated to the activity segments, including, general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

Specialty Solutions Segment

This segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. The segment targets industrial markets and concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence.

Significant highlights and business environment

A. Industrial Products

•	Continued favorable bromine pricing in China partially offset by the devaluation of the Chinese yuan compared to the dollar.

•	Higher sales and continued transition from HBCD to FR-122P in Europe.

•	Stable and moderately growing demand for bromine-based flame retardants. Sales were higher, mainly as a result of low bromine availability in China. ICL Industrial Products is continuing to work on securing long term supply agreements for bromine-based flame retardants.

•	Higher sales of MERQUEL® (Mercury emission control products) supported by regulation implemented in the USA in mid-2016.

•	Stable demand for bromine in the Butyl rubber industry.

•	Higher sales of phosphorous-based flame retardants as a result of supply interruptions several Chinese producers have faced. Nevertheless, Chinese production is stabilizing. The Company is working to secure annual contracts with customers in western markets.

•	Demand for clear brine solutions continues to be soft as result of the low level of oil prices. Sales of clear brines solutions during the first quarter of 2017 were higher compared to the corresponding quarter last year as a result of non-recurring sales. Overall 2017 sales are expected to be at the same level as 2016.

28	Israel Chemicals Limited Q1 2017 Results

B. Advanced Additives

Total Advanced Additives performance was favorable compared to the corresponding quarter last year and was impacted by several factors:

•	Global sales of acids and salts declined slightly compared to the corresponding quarter last year, driven by the highly competitive market environment. By region, higher acid volumes in Europe and favorable sales development of defined phosphate salts in North America partially offset price pressure resulting from declining merchant grade acid (MGA) market prices versus the previous year. In Asia, the successful growth strategy of YPH JV coupled with a moderate market price increase in China led to favorable revenue development. In South America, the economic downturn in Brazil led to lower demand in the cleaning and beverage markets, though this was mostly offset by positive developments of exports into other South American countries.

•	In the Specialty Minerals sub-business line, solid sales in technical applications combined with new sales to a major customer, offset weak magnesium chloride sales of de-icing products following the mild winter. As a result sales were flat compared to the prior year.

•	P2S5 sales improved compared to the corresponding quarter last year. Sales in the first quarter of 2017 increased slightly driven by higher demand from key customers in North America and Europe. Sales were also favorably impacted by higher demand for insecticides due to the start of the summer season, in contrast to a destocking cycle and plant turnarounds of major customers in the corresponding quarter last year. As a result, volume was up considerably year-over-year.

•	The Fire Safety sub-business line was positively influenced by wildfire activity in South America, resulting in increased sales of liquid concentrates to Chile and Argentina. As a result, fire safety sales were favorable compared to the corresponding quarter last year.

C. Food Specialties

•	ICL Food Specialties’ sales volume in the first quarter was lower compared to the corresponding quarter last year, driven mostly by lower sales of dairy proteins.

•	Sales volume of dairy proteins declined as a result of new local regulations for organic infant food in China, aimed at reducing the wide product portfolio currently available in the market in order to gain tighter control, and the subsequent destocking activity of a customer delivering proteins to China. Nevertheless, the general assessment of the Chinese infant food market remains positive and ICL Food Specialties was able to partially offset the decline through growth in other customer relationships existing in the growing Chinese market. First signs of recovery are expected during the second half of the year.

29	Israel Chemicals Limited Q1 2017 Results

•	ICL Food Specialties’ phosphates business remained stable in the quarter as competitive pressure in North America and Europe was offset by a recovery in sales in Eastern Europe. The business line announced price increases in North America starting in the second quarter of 2017, with the full impact of the pricing adjustments expected to be realized beginning in the third quarter.

•	Sales volume of integrated solutions and new products continued to grow compared to the first quarter of 2016 as the business line continues to launch new products to the dairy, beverage, meat, poultry and seafood markets in all regions. Order intake rates are increasing as well, adding to the positive outlook for the rest of 2017.

•	ICL Food Specialties’ results were further impacted by the devaluation of several currencies against the dollar, mainly the euro, the pound and the Mexican peso.

Results of Operations – Specialty Solutions Segment

	1-3/2017	1-3/2016	2016
	$ millions	$ millions	$ millions
Industrial Products	266	224	953
Sales to external customers	264	223	946
Sales to internal customers	2	1	7
Advanced Additives	213	208	966
Sales to external customers	199	188	897
Sales to internal customers	14	20	69
Food Specialties	138	162	659
Sales to external customers	136	159	650
Sales to internal customers	2	3	9
Setoffs	(4)	(10)	(25)
Total segment sales	613	584	2,553

Operating income	115	106	534

30	Israel Chemicals Limited Q1 2017 Results

Results of operations for the period January – March 2017

Sales analysis	Industrial Products	Advanced Additives	Food Specialties	Setoff	Segment Total
	$ millions
Total sales Q1 2016	224	208	162	(10)	584
Quantity	50	20	(20)	5	55
Price	(5)	(10)	-	-	(15)
Exchange rate	(3)	(5)	(4)	1	(11)
Total sales Q1 2017	266	213	138	(4)	613

-	Quantity – the increase derives mainly from an increase in clear brines solutions quantities sold together with bromine-based flame retardants in ICL Industrial Products and from an increase in quantities sold in the P2S5 and acids sub-business lines of ICL Advanced Additives. This increase was partly offset by the decrease in dairy protein quantities sold in ICL Food Specialties (which was slightly offset by an increase in quantities of new products sold). see also ‘Significant highlights and business environment’ section.

-	Price – the decrease stems mainly from different products mix of clear brines solutions sold in ICL Industrial products and a decrease in the selling prices of acids in ICL Advanced Additives.

-	Exchange rate –the decrease stems mainly from the devaluation of the euro against the dollar.

Operating income analysis	$ millions
Total operating income Q1 2016	106
Quantity	35
Price	(15)
Exchange rate	(5)
Raw materials	10
Energy	-
Transportation	(1)
Other	(15)
Total operating income Q1 2017	115

-	Quantity – the increase stems mainly from the quantities of clear brines solutions and bromine-based flame retardants sold in ICL Industrial Products combined with P2S5 products in ICL Advanced Additives.

-	Price – the decrease stems mainly from lower selling prices of acids in ICL Advanced Additives and different products mix of clear brines solutions sold in ICL Industrial Products.

-	Exchange rate – the decrease stems mainly from devaluation of the euro against the dollar.

-	Raw materials – the increase stems mainly from a decrease in sulfur prices used for products of ICL Advanced Additives.

-	Other – the decrease derives, among others, from an increase in royalties paid as a result of the increase in sales.

31	Israel Chemicals Limited Q1 2017 Results

Essential Minerals Segment

This segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate and ICL Specialty Fertilizers. The segment targets the Agro markets and focuses on efficiency, process innovation and operational excellence.

Business environment overview

•	After a lackluster market performance in 2016, the consensus suggests that economic activity will pick up pace in 2017 and 2018, especially in the emerging markets and developing economies. However, there is a wide range of possible outcomes with respect to the projections, given the uncertainty regarding the policy stance of the new USA administration and its global ramifications. The assumptions underpinning the forecast should be more specific by the time of publication of the April-May 2017 World Economic Outlook, as more clarity is gained regarding the USA policies and their implications on the global economy.

•	Based on the WASDE report published by the USDA in April 2017, a small decrease is expected in the ratio of the inventories of grains to annual consumption, to 24.6% at the end of the agricultural 2016/2017 year, compared with 24.9% at the end of the 2015/2016 agricultural year, and an increase from a level of 23.6% in the 2014/2015 agricultural year.

•	Favorable weather conditions in the growing regions along with increased planted areas, mainly in Brazil, kept crop prices unchanged. In the first quarter of 2017, potash prices in the spot markets increased globally from their low levels in the second half of 2016 and are continuing to be supported by strong demand and limited supply. In the beginning of the first quarter of 2017, the prices of phosphate fertilizers increased due to high demand in China, which absorbed most of the Chinese production. However, towards the end of the quarter, there was a decline in domestic Chinese demand that caused a re-routing of local production to global markets which, in turn, caused a decrease in the prices of phosphate fertilizers.

32	Israel Chemicals Limited Q1 2017 Results

Significant highlights and business environment

A.	Potash & Magnesium

•	Despite the delay in signing a contract with China, ICL’s potash shipments during the first quarter of 2017 increased by more than 5% compared to the corresponding quarter last year.

•	Prices of potash increased moderately in spot markets such as Brazil, USA and Europe, during the first quarter of 2017 compared to the fourth quarter of 2016 and are presently showing stability. The forthcoming commissioning of the K+S’s Legacy project in Canada is expected to add to the supply pressure on prices in the near-term.

•	According to Customs data, China imported about 2.868 million tonnes of potash during the first quarter of 2017 – about 48% more than in the corresponding quarter last year. The increase resulted from the massive imports overflow under last year’s contract, most likely in a view of a possible price increase in the pending 2017 contract, and continuing cross-border rail imports from Russia. Supply contracts with Chinese customers for 2017 have yet to be concluded and we estimate they will be finalized during the second quarter of 2017.

•	Potash imports into India during the first quarter of 2017 amounted to 820,000 tonnes, a 32% increase over the corresponding quarter last year. The sharp increase stems from the importers’ projection of higher prices in the next contract and the 20% (about $28 per tonne) reduction of NBS (Nutrient Based Subsidy) during the 2017/18 fiscal year (starting April 1, 2017). The reduction of NBS may impose an additional challenge to the sales of potash to local farmers. However, as potash is already underutilized, a further decrease may have an adverse effect on yields, thus no significant demand reduction is projected.

•	During the first quarter of 2017, ICL continued its potash deliveries to India as part of the supply contracts of 760 thousand tonnes (including optional quantities of 60 thousand tonnes) at a price of $227 per tonne CFR for the period running from July 2016 until June 2017.

•	Brazil is showing continued strong demand for potash and other fertilizers, stimulated by low prices and good soybean demand. According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil during the first quarter of 2017 amounted to 1.668 million tonnes, a 21% increase over the corresponding quarter last year. The increase is attributable mainly to higher planted areas of soybeans and improvement in farmers’ profitability.

•	In April 2017, after receiving all the permits for execution of the Salt Harvesting with the Government of Israel, ICL’s Board of Directors approved a budget of about $280 million to further proceed with the execution of the Salt Harvesting in the Dead Sea. This budget which is part of the Salt Harvesting project, will be executed over the next 13 years, and constitutes ICL’s share (80%) in the cost of performing this part. For more information, see “Item 4. Information on the Company—D. Property, Plant and Equipment—Mineral Extraction and Mining Operations—The Dead Sea” in our Annual Report on Form 20-F for the year ended December 31, 2016.

•	Metal magnesium – global demand for magnesium continues to be constrained by lower economic activity in China, Brazil and Europe. In the USA, the spot market has been impacted by imports of Russian, Kazakh and Turkish pure magnesium. Additionally,

33	Israel Chemicals Limited Q1 2017 Results

consumption is being displaced as key sectors, such as primary aluminum and titanium production, are shifting to other markets, including Asia and Canada. The USA domestic producer, US Magnesium, is taking aggressive steps to offset the loss of the titanium producer, ATI (est. at 9,000 mt). US President, Mr. Donald Trump, announced a rollback of Current Corporate Average Fuel Economy (CAFE) standards, previously aimed at requiring automakers to achieve a fleet average of roughly 54.5 mpg by 2025. This follows the NHTSA’s most recent postponement that would have delayed implementation of penalties until the 2019 model year. The concern is that this will slow the return of magnesium to the discussion among the automotive OEMs (original equipment manufacturers). New mileage standards and/or implementation deadlines have not been announced. Chinese price indicators continued moving lower during January falling from the peak of $2,550 (November 1st), however recovered to $2,300 per ton by early March. The current level represents a 24% increase above January 2016 prices. Support is in part being provided by higher ferrosilicon prices although this was partially offset by a domestic supply imbalance. Pure magnesium prices in the US market remain under pressure as a consequence of the aforementioned change in supply dynamics.

B.	Phosphate

•	After a short period of moderate price recovery in the beginning of the quarter, the phosphate market is again experiencing downward pressure. On the demand side, increased shipments to Brazil are more than offset by lackluster buying from India. Supply from the new OCP phosphate hub being established and the end of the domestic season in China are diverting more products to international trade markets.

•	Despite a 7% increase compared to the fourth quarter of 2016, 2017 first quarter average DAP FOB Morocco prices were about 10% lower than the corresponding quarter last year.

•	DAP inventories in India, the largest importer of phosphate materials, are still high and demand is low. The Indian government’s decision in early April 2017 to reduce the NBS (Nutrient Based Subsidy) on phosphate, is expected to only have a marginal effect on DAP as it is offset by an increase of the NBS on nitrogen. DAP imports during the first quarter of 2017 amounted to just 200,000 tonnes, and although this is a 144% increase over the corresponding quarter last year, it is still considered very low. Prices offered by Chinese and Saudi producers, in the order of $370 FOB, make it difficult for importers to buy at the prevailing MRP (minimal retail price).

•	Phosphoric acid (100% P2O5) contracts in India for the second quarter of 2017 were set at $590/t CFR including 30 days’ credit, a $40 per tonne increase from the first quarter contract price.

•	The domestic demand season in China has ended and local producers are turning to the export markets. During the first quarter of 2017 China exported 1,280,000 tonnes of phosphate fertilizers (DAP, MAP and TSP), a 37.9% increase over the corresponding quarter last year.

•	Over-supply in the domestic market in China along with lower international prices continue to negatively affect the results of the YPH joint venture in China, which recorded negative operating income of $6 million (not including G&A expenses) in the first quarter of 2017 (most of which relates to the ICL Phosphate business line). ICL is continuing its efforts to increase efficiency and reduce costs in a challenging market environment. Continued implementation of efficiency measures and acceleration of the shift to specialty products are expected to support the JV’s profitability in the short and medium terms.

34	Israel Chemicals Limited Q1 2017 Results

•	The USA and Brazilian markets are showing good demand.

•	Brazilian imports of phosphate fertilizers (MAP, DAP, TSP & SSP) during the first quarter of 2017 amounted to 887,000 tonnes, a 50% increase over the corresponding quarter last year. The increase is attributable mainly to higher planted areas of soybeans and improvement in farmers’ profitability. MAP CFR Brazil prices in the first quarter of 2017 were 9.4% higher than in the fourth quarter of 2016, but only 4% above the first quarter of 2016. TSP CFR Brazil prices in the first quarter of 2017 were 1.5% higher than in the fourth quarter of 2016, but 10.5% lower than the first quarter of 2016.

•	In the USA, strong demand from the local market and problems with delivery of rock from Peru, have forced Mosaic to purchase rock from OCP and some imported DAP barges, in order to supply its domestic commitments. Despite a 4% increase compared to the fourth quarter of 2016, 2017 first quarter average DAP US domestic prices were about 5% lower than the corresponding quarter last year.

•	In April 2017, the Company signed a principles agreement with the Workers Council of Rotem Amfert Israel toward the renewal of the collective bargaining agreement. The Company is expected to sign the final collective bargaining agreement in the second quarter of 2017 which will include a special early retirement plan with an expected cost of approximately $5M-$10M.

C.	Specialty Fertilizers

•	ICL Specialty Fertilizers’ sales and operating income increased in the first quarter of 2017 compared to the corresponding quarter in 2016 as a result of higher sales volumes throughout most regions and higher profitability, mainly in Europe and Israel. The increased profitability stems from lower-priced inventory, accumulated during prior periods, implementation of cost reduction initiatives and the slightly increasing market prices of end products.

•	During the fourth quarter of 2016, global commodity fertilizers prices (mainly nitrogen) began to increase. This, combined with the recent recovery in the prices of several “cash” crops such as oil palms and sugar, is expected to support 2017 sales.

•	Total sales in Europe were slightly lower as the favorable impact of an early spring on sales in the turf and ornamental horticulture markets was offset by negative exchange rate effects and a decrease in sales prices.

•	In the Asia Pacific region, ICL Specialty Fertilizers’ sales increased by over 50% compared to the corresponding quarter last year, primarily due to higher sales volumes of straight fertilizers. However, low market prices negatively impacted gross income. Increased interest and orders were recorded in the beginning of the second quarter.

•	Emerging markets, such as Africa, Brazil, India and Turkey, are adopting more sophisticated fertilizer application methods and technologies. This trend is a result of on-going educational activities directed to local growers during the past years. Higher sales volumes to these markets were already recorded in the first quarter of 2017.

35	Israel Chemicals Limited Q1 2017 Results

Results of Operations - Essential Minerals Segment

	1-3/2017	1-3/2016	2016
	$ millions	$ millions	$ millions
Potash & Magnesium	283	273	1,338
Sales to external customers	253	241	1,213
Sales to internal customers	30	32	125
Phosphate	292	299	1,163
Sales to external customers	247	249	966
Sales to internal customers	45	50	197
Specialty Fertilizers	192	188	661
Sales to external customers	186	180	632
Sales to internal customers	6	8	29
Setoffs	(33)	(37)	(126)
Total segment sales	734	723	3,036

Operating income	66	93	398

For additional details regarding potash – see ‘Potash – Stand-Alone Activities'.

Results of operations for the period January – March 2017

Sales analysis	Potash & Magnesium	Phosphate	Specialty Fertilizers	Setoff	Segment Total
	$ millions
Total sales Q1 2016	273	299	188	(37)	723
Quantity	25	35	15	-	75
Price	(5)	(35)	(5)	-	(45)
Exchange rate	(10)	(7)	(6)	4	(19)
Total sales Q1 2017	283	292	192	(33)	734

-	Quantity – the increase stems mainly from an increase in phosphoric acid and phosphate fertilizers quantities sold, together with an increase in potash sales (mainly in India and the USA) and from an increase in the quantities of specialty agriculture products sold.

-	Price – the decrease stems mainly from a decline in phosphate fertilizers and phosphoric acid selling prices, lower commodity fertilizers prices and a decline in potash selling prices.

-	Exchange rate – the decrease stems mainly from the devaluation of the euro and the Chinese yuan against the dollar.

36	Israel Chemicals Limited Q1 2017 Results

Operating income analysis	$ millions
Total operating income Q1 2016	93
Quantity	10
Price	(45)
Exchange rate	(5)
Raw materials	20
Energy	-
Transportation	(20)
Other	13
Total operating income Q1 2017	66

-	Quantity – the increase derives mainly from the quantities of potash and specialty agriculture products sold.

-	Price – the decrease stems mainly from a decline in phosphate fertilizers and phosphoric acid selling prices, lower commodity fertilizers prices and a decline in potash selling prices.

-	Exchange rate - the decrease stems mainly from the upward revaluation of the Israeli shekel against the dollar.

-	Raw materials – the increase stems mainly from a decline in sulfur prices (used in the green phosphoric acid production) and a decline in commodity fertilizers prices (used for products of ICL Specialty Fertilizers).

-	Transportation – the decrease stems mainly from an increase in transportation prices and from the increase in quantities sold.

-	Other – the increase derives mainly from insurance income in ICL Rotem and from a capital gain due to sale of an office building in Israel.

37	Israel Chemicals Limited Q1 2017 Results

Phosphate – Production and Sales

Thousands of Tonnes	1-3/2017	1-3/2016	2016
Phosphate rock
Production of rock	1,400	1,341	5,744
Sales *	160	362	1,032
Phosphate rock used for internal purposes	1,096	751	4,099
Fertilizers
Production	570	573	2,725
Sales *	649	506	2,645

* To external customers.

Production and Sales

The quantity of fertilizers sold in the first quarter of 2017 was 143 thousand tonnes higher than in the corresponding quarter last year. The increase stems mainly from an increase in sales to Brazil and to China (by the YPH joint venture). In the first quarter of 2017, manufacture of phosphate fertilizers was lower by 3 thousand tonnes. The quantity of phosphate rock sold in the first quarter decreased significantly due to increased internal use for fertilizer production in China, as well as low global demand and an unattractive prices environment.The production of phosphate rock was higher by 59 thousand tonnes mainly due to increased production in ICL Rotem in Israel.

Potash – Stand-Alone Activities

Key Figures – Additional Information

Millions of dollars	1-3/2017	1-3/2016	2016
Average potash selling price - FOB (in $)	216	235	211
Sales to external customers	231	221	1,134
Sales to internal customers *	36	40	151
Operating income	41	51	291

* Sales to other business lines of ICL including the Magnesium business.

The potash stand-alone activities include, among others, Polysulphate ™ produced in a mine in the UK and salt produced in underground mines in UK and Spain.

38	Israel Chemicals Limited Q1 2017 Results

Results of operations for the period January – March 2017

Sales analysis	$ millions
Total sales Q1 2016	261
Quantity	20
Price	(5)
Exchange rate	(9)
Total sales Q1 2017	267

Operating income analysis	$ millions
Total operating income Q1 2016	51
Quantity	5
Price	(5)
Exchange rate	-
Raw materials and energy	-
Transportation	(15)
Other	5
Total operating income Q1 2017	41

-	Quantity – the increase derives mainly from potash sales in India and the USA.

-	Price – the decrease stems from a decline in potash selling prices.

-	Transportation – the decrease stems mainly from an increase in transportation prices and an increase in quantities of potash sold.

39	Israel Chemicals Limited Q1 2017 Results

Potash – Production and Sales

Thousands of Tonnes	1-3/2017	1-3/2016	2016
Production	1,057	1,348	5,279
Sales to external customers	942	893	4,818
Sales to internal customers	72	24	347
Total sales (including internal sales)	1,014	917	5,165
Closing inventory	709	983	666

Production and Sales

The quantity of potash sold to external customers in the first quarter of 2017, was 49 thousand tonnes higher than in the corresponding quarter last year, mainly due to an increase in sales to India and the USA. Production of potash in the first quarter of 2017 was 291 thousand tonnes lower than in the corresponding quarter last year, due to a decrease in the production of ICL UK as a result of operational breakdown in the mine tailings channel. The production was renewed at the beginning of the second quarter of 2017, and in the Company’s estimation the under-production will be made up during the course of the year.

40	Israel Chemicals Limited Q1 2017 Results

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the first quarter of 2017, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the first quarter of 2017, the cash flows provided by operating activities decreased by $27 million compared with the corresponding quarter last year. This decrease stems mainly from a decline in the trade receivables in the corresponding quarter last year due to a collection of extensive sales in the end of 2015. The said decrease was partly offset due to a decrease in the production of ICL UK as a result of operational breakdown in the mine tailings channel.

Net cash used in investing activities:

In the first quarter of 2017, the cash flows used in investing activities decreased compared with the corresponding quarter last year, by $319 million. This decrease stems mainly due to payment for acquisition of 15% of the shares of YTH, in the amount of about $250 million, in the corresponding quarter last year. In addition, there was a decline in the cash flows used for investments in property, plant and equipment, in the amount of $81 million.

Net cash used in financing activities:

In the first quarter of 2017, there was an increase of $258 million in the cash flows used in financing activities compared with the corresponding quarter last year. This increase stems mainly from repayment of long-term loans net of long-term loans received, in the amount of $155 million, repayment of short-term credit from banks and others, net, in the amount of $43 million and timing differences relating to a dividend payment in the amount of $60 million.

Debt Movement

As at March 31, 2017, the net financial liabilities of ICL amounted to $3,262 million, a decrease of $6 million compared with the balance at the end of 2016. The decrease of the net financial liabilities stems mostly from the operating cash flow generated during the quarter which was offset by a dividend payment of $60 million.

The total amount of the securitization framework and credit facility deriving therefrom amounts to $405 million. As at March 31, 2017, ICL had used $312 million of the securitization facility.

ICL also has long-term credit facilities of $2,026 million and €100 million, of which $1,284 million was unused as at March 31, 2017.

On March 23, 2017, Fitch Ratings lowered the Company’s international corporate credit rating to BBB– with a stable rating outlook. Fitch’s above-mentioned rating also applies to the Company’s debentures. According to the Company’s estimate, the impact of the said rating reduction on its financial expenses, if any, will be negligible.

As the date of the report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

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Critical Accounting Estimates

There were no material changes in our critical accounting estimates during the three-month period ended March 31, 2017.

Board of Directors and Senior Management Updates

Commencing from February 1, 2017, Mr. Eli Glazer, formerly the CEO of ICL Europe, is serving as the President of ICL Specialty Solutions, in place of Mr. Mark Volmer, who concluded his position on January 31, 2017.

On March 14, 2017, the Company’s Board of Directors approved the appointment of Mr. Reem Aminoach as a member of the Company’s Board of Directors. Mr. Aminoach’s service will be valid up to the next General Meeting of the Company’s shareholders.

On March 31, 2017, Mr. Nissim Adar, concluded his position as the President of ICL Essential Minerals. Commencing from April 1, 2017, Mr. Ofer Lifshitz, who up to recently headed ICL’s efficiency and cash-flow improvement program, replaced Mr. Adar as the President of ICL Essential Minerals.

Risk Factors

In the three-month period ended March 31, 2017, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2016.

Legal Proceedings

Derivative Actions

Pursuant to ICL's Board resolution dated December 15, 2016, the Company has appointed a special independent external committee (the “Special Committee”) to examine all of the aspects arising from the application for certification of a derivative action regarding the annual bonuses paid to office holders for the years 2014-2015 (the “Certification Application”).   The Special Committee was headed by Hon. Justice (ret.) Oded Mudrick, and the other members therein were: Prof. Sharon Hannes and Prof. Haim Assayag, CPA. For purposes of its operations, the Special Committee appointed a legal advisor to accompany its work – Dr. Asaf Eckstein.

42	Israel Chemicals Limited Q1 2017 Results

On April 18, 2017, the Special Committee submitted its report to the Board of Directors, wherein it determined, among other things, that in its opinion the adjustments to the net profit as approved by the Company’s Compensation Committee for the years 2014 and 2015 were duly made and in accordance with the Company’s Compensation Policy. Therefore, the Company does not have a cause of action against the directors who approved the bonus adjustments for the years 2014 and 2015, or against the officers who received the bonuses due to the said adjustments. In light of the foregoing, it would be improper for the Company to demand any restitution or reparation due to the events specified in the Certification Application filed by the Applicant. Accordingly, the Committee recommended that the Company oppose the Application filed with the Court by the Applicant.

In its meeting on April 26, 2017, the Board resolved to fully adopt the Special Committee's report and the recommendation therein to deny the Applicant’s demand in the Certification Application and to instruct the Company to file an objection to the Certification Application.

Investment treaty claim against Ethiopia

Further to Note 13 of the 2016 annual financial statements, a Company subsidiary, ICL Europe, plans to file an investment treaty claim against the Federal Democratic Republic of Ethiopia (“Ethiopia”) in relation to State violations of the Agreement on Encouragement and Reciprocal Protection of Investments between Ethiopia and the Netherlands (the Ethiopia-Netherlands BIT). The violations relate to, inter alia, the State's imposition of an illegal tax assessment against, and its failure to provide infrastructure support to, Allana Potash Afar Plc, an indirect subsidiary of ICL Europe . ICL Europe plans to file the claim under the Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL), and requested that the Permanent Court of Arbitration at The Hague administer the arbitration proceedings. As at the date of the report, the Company has booked a full tax provision in respect of the tax assessment.

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company’s condensed consolidated interim financial statements as at March 31, 2017.

43	Israel Chemicals Limited Q1 2017 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 10, 2017